Orckit Communications to Participate at the ROTH 22nd Annual OC Growth Stock Conference on March 15, 2010

TEL AVIV, Israel, March 11, 2010 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today announced that Mr. Izhak Tamir, Chairman and President of Orckit, will be presenting at the Roth Capital Partners 22nd Annual OC Growth Stock Conference on March 15, 2010 at 2:30 pm ET / 11:30 am PT.  The conference will be held at The Ritz Carlton Hotel Laguna Niguel in Dana Point, California.

The conference will include a series of one-on-one meetings with investors.  Investors interested in a meeting should contact their Roth representative.

The presentation will be webcast and listeners may access on the web at http://www.wsw.com/webcast/roth23/orct/.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.